Exhibit 99.2

Paul-Son Gaming Corporation (Nasdaq: PSON)

Gérard Charlier, Chief Executive Officer at 702/384-2425 or

John Foley, Foley/Freisleben LLC at 213/955-0020

PAUL-SON GAMING REPORTS FIRST QUARTER FINANCIAL RESULTS

LAS VEGAS, NEVADA (May 15, 2003) – Paul-Son Gaming Corporation (Nasdaq: PSON), a leading manufacturer and supplier of casino table game equipment, today filed its Form 10-Q and announced financial results for its first quarter ended March 31, 2003.

Revenues for the quarter totaled $7.8 million, up approximately 58.7% from $4.9 million in the same months a year ago.  The company recorded a net loss of $601,000, equal to $(0.08) per basic and diluted share, for the first quarter of 2003, compared with net income of $106,000, or $0.03 per basic and diluted share, in the year earlier quarter.

Comparisons between the two periods, however, are not comparable because the company’s size and structure underwent dramatic changes last year due to Paul-Son Gaming’s business combination with Etablissements Bourgogne et Grasset (“B&G”) and its subsidiary, the Bud Jones Company.  The combination was accounted for as a purchase transaction and also, under accounting rules, as a “reverse acquisition” because B&G’s former shareholders now own a majority of the company’s outstanding shares.  As the acquirer, B&G’s historical financial statements have become those of the combined company.  Paul-Son’s financial results are only included in the statements of the combined company from September 12, 2002 when the purchase transaction was completed.  Thus, results for the three months ended March 31, 2002 are solely those of B&G and are not directly comparable with those of the combined company.

The first quarter sales increase primarily reflected the inclusion of Paul-Son’s revenues with those of B&G, as compared with B&G’s alone in the prior year quarter.  As an offsetting factor, B&G’s sales for last year’s first quarter continued to benefit from substantial demand for Euro denominated chips as casinos in Europe completed the conversion to these products in early 2002.

Net income in the current year felt the impact of higher professional fees totaling $350,000 for public reporting and regulatory expenses incurred during the quarter as a result of the complex business combination referenced above and the implementation of the Federal Sarbanes-Oxley Act; as well as a negative swing in foreign currency translation of approximately $200,000.  The latter was primarily due to the strengthening of the Euro currency against the U.S. dollar in the three months ended March 31, 2003.  Additionally, in Europe, B&G experienced lower sales and as a result, did not fully absorb all fixed manufacturing expenses.

Gérard Charlier, president and chief executive officer, commented:  “We are well on our way to realizing the synergies and economies of scale, which we saw in the combination of three leading table game suppliers in B&G, Paul-Son and the Bud Jones Company.  We have strengthened our management team with the addition of talented executives, streamlined the business structure, integrated duplicative facilities and redundant overhead and moved forward with our marketing, sales and product development programs.

“Going forward, sales comparisons in Europe will no longer be impacted by the bulge in sales generated by the Euro conversion, and we are pleased by our strong pipeline of orders there; which we expect will be converted to sales revenue in the second quarter. The currency situation, however, remains volatile.  In terms of administration and finance, we continue to work very hard to strengthen our corporate infrastructure and implement our unified accounting, information and administrative systems, internal controls and procedures throughout the company."

“This work will provide a solid foundation for our progress as we move aggressively to capitalize on our position as a leading supplier of casino table game products worldwide. Our principal objective remains clear – to build a much larger, stronger and more capable company with expanded opportunities for profitable growth.”

Paul-Son now manufactures and supplies casino chips, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette.  Paul-Son is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis, Mexico; Atlantic City, New Jersey; Kansas City, Kansas and other locations.  Paul-Son primarily sells its casino products directly to licensed casinos throughout the world.

This press release may contain certain forward-looking statements that are subject to risks and uncertainties. Paul-Son’s expectations regarding efficiencies resulting from the combination with B&G and the merger of its two subsidiaries may not be met. Factors that could cause actual results to vary materially from these forward-looking statements include unexpected costs or difficulties in consolidating the operations of the companies.  Additional information concerning factors and risks that could affect these statements and Paul-Son’s financial condition and results of operations are included in Paul-Son’s Forms 10-Q for the quarter ended March 31, 2003 and 10-K for the year ended December 31, 2002.

PAUL-SON GAMING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(dollars in thousands)

	MARCH 31, 2003	DECEMBER 31, 2002
ASSETS
Current Assets:
Cash and cash equivalents	$3,808	$2,333
Marketable securities	286	1,329
Accounts receivables	2,650	3,814
Inventories	5,872	5,704
Prepaid expenses, taxes and other current assets	1,042	1,732
Total current assets	13,658	14,912
Property and equipment, net	9,436	9,500
Goodwill and Other intangibles, net	3,517	3,597
Other assets, net	116	148
Total Assets	$26,727	$28,157
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$845	$621
Accounts payable	2,144	3,676
Accrued expenses and other current liabilities	2,284	2,199
Customer deposits	2,283	2,176
Total current liabilities	7,556	8,672
Long term debt, less current maturities	3,427	3,576
Deferred tax liability	431	431
Total liabilities	11,414	12,679

Total stockholders’ equity	15,313	15,478
Total Liabilities and Stockholders’ Equity	$26,727	$28,157

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(dollars in thousands)

	THREE MONTHS ENDED MARCH 31,
	2003	2002
Revenues	$7,760	$4,933
Cost of revenues	5,384	3,306
Gross profit	2,376	1,627
Gross profit margin percentage	30.6%	33.0%
Sales and General and administrative expenses	2,906	1,099
Income (loss) from operations	(530)	528
Other expense	(178)	(26)
Income (loss) before income taxes	(708)	502
Income tax benefit (expense)	107	(396)
Net income (loss)	$(601)	$106
Net income (loss) per share:
Basic	$(0.08)	$0.03
Diluted	$(0.08)	$0.03